Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2003

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B).

Not applicable

 No.   Document

  Press Release dated August 7, 2003
  Management's Discussion and Analysis for the quarter ended June 30, 2003
  The Company's unaudited financial statements for the quarter ended June 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	August 7, 2003

Press Release

Pacific Internet Grows Revenue and
Remains Profitable in Second Quarter 2003

  Second-Quarter Revenue rises to US$23.7 million, a 2.8% Year-on-Year and 6.5% Quarter-on-Quarter Growth
  Broadband Segment Revenue Increases 61% from Year-Ago Level

SINGAPORE (August 7, 2003) – Pacific Internet Limited (NASDAQ: PCNTF), today announced its financial results for the second quarter ended June 30, 2003, with overall revenues rising 2.8% and broadband revenues rising 61.4% from year-ago levels. Pacific Internet is Asia’s largest telco-independent Internet Service Provider (ISP) by geographic reach with direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia.

Highlights of Second-Quarter 2003 Results

  Revenues grew to US$23.7 million, a 2.8% increase over the same quarter of 2002.
  Broadband revenues grew to US$9.1 million, a 61.4% increase over the same quarter of 2002.
  Net income was US$0.03 million, compared with US$0.67 million, in the second quarter of 2002.
  Net income before stock-based compensation cost and cumulative effect adjustment pertaining to asset retirement obligation charge was US$0.73 million, compared with US$0.69 million in second quarter of 2002.
  Cash flow from operations was US$3.2 million, contributing to the increase in cash and cash equivalents from US$20.6 million in the first quarter of 2003 to US$23.0 million in the second quarter of 2003.

Ko Kheng Hwa, Chairman of Pacific Internet Limited, said, "During the second quarter, Pacific Internet continued to improve its results despite the effects of the Severe Acute Respiratory Syndrome (SARS) situation in Asia. Both revenues and net income before the stock-based compensation cost have increased quarter-on-quarter and year-on-year. This demonstrates the continued resiliency of our business strategy. Moving forward, the company will focus on growing our business."

Second-Quarter 2003 Financial Results

Table 1: Summary of Quarterly Financial Results
Group (in US$ millions)	2Q 2003	1Q 2003	2Q 2002
Revenues	23.7	22.2	23.0
Operating Costs and Expenses	23.4	21.6	21.7
Operating Income	0.27	0.61	1.34
Net Income	0.03	0.11	0.67
Stock-based compensation cost and cumulative effect adjustment pertaining to asset retirement obligation charge	0.70	0.52	0.02
Net income before the above stock-based compensation cost and cumulative effect adjustment pertaining to asset retirement obligation charge	0.73	0.63	0.69

Table 2: Summary of Year-to-date Financial Results
	Six months ended June 30,
Group (in US$ millions)	2003	2002
Revenues	45.9	44.5
Total Operating Expenses	45.0	42.2
Operating Income	0.89	2.25
Net Income	0.14	0.91
Net Income before stock-based compensation cost and cumulative effect adjustment pertaining to asset retirement obligation charge	1.36	1.02

Table 3: Subscriber Statistics by Products

Country	Dial-up	Leased lines	Broadband		Hosting	Total
			Consumer	Corporate
Singapore and Malaysia	144,700	700	26,300	3,600	600	175,900
Hong Kong	87,600	300	4,000	7,800	800	100,500
Philippines	65,000	100	-	100	-	65,200
Australia	37,800	100	3,900	3,200	10,900	55,900
Thailand and India	18,500	200	-	100	100	18,900
Total (as at Jun 2003)	353,600	1,400	34,200	14,800	12,400	416,400
Total (as at Mar 2003)	361,200	1,400	30,800	13,000	11,300	417,700
Total (as at Jun 2002)	371,600	1,200	18,200	7,600	8,900	407,500

All numbers rounded to the nearest 100.

Revenues

Revenues in this quarter were US$23.7 million, a 2.8% increase compared with the same quarter last year. Compared with the first quarter of 2003, revenues increased by 6.5%.

Broadband revenue continued to be the Group's largest revenue contributor at 38.4% of total revenues. Broadband access revenue grew to US$9.1 million, up 61.4% over the same quarter last year and up 11.1% versus the previous quarter.

The Group continued to see the gradual migration of customers from dial-up and leased line segments to broadband. However, the rate of decline for both dial-up and leased line revenues had slowed over the quarters. In fact, dial-up revenue increased 7.3% over the first quarter of 2003 due to the increase in the number of surfing hours clocked in the months of April and May when SARS was at its peak. Leased line revenues declined at a slower rate with only a 0.8% decrease from first quarter to second quarter this year, mainly due to the decline in average revenue per user (ARPU) particularly in Hong Kong.

Revenues from value added services grew 2.6% from year-ago levels and 10.1% from the first quarter of 2003. Commission revenues decreased 44.3% from one year ago and 19.8% from first quarter of 2003, as a result of significant reductions in business travel due to the SARS situation. With the control of SARS situation from June onwards, there are signs of recovery in air travel.

Operating Costs and Expenses

There was an increase in cost of sales contributed by a shift in revenue mix from the higher yield dial-up and leased line segments to a lower yield broadband segment. This resulted in a year-on-year reduction in gross margins from 59.8% to 55.7% this quarter.

Staff costs for this quarter increased by 14.9% compared with the same quarter last year primarily due to an additional stock-based compensation cost for employee stock options issued in 2001. An amount of US$0.4 million was recorded for the first time in the previous quarter due to variable accounted options issued in 2001 in accordance with EITF 00-23 Issue 31. This quarter, the compensation costs recorded for these options issued in 2001 increased further to US$0.7 million due to the significantly higher closing stock price at the end of the quarter. Excluding the effects of the stock-based compensation cost, as a percentage of revenues, staff costs would have been 29.2% this quarter versus 28.7% same quarter one year ago. Staff productivity has improved as seen in the increase in revenue per staff per quarter from US$20,000 in the second quarter of last year to US$24,000 this quarter.

Sales and marketing expenses increased 18.5% over that in the second quarter of 2002 as the Group continued its acquisition efforts in broadband subscriber growth, particularly in Australia. As a percentage of total revenue, sales and marketing expenses were held at 4.6%. Other general and administrative expenses were lower by 11.2% collectively from the second quarter of 2002.

Net Income

In the second quarter of 2003, net income was US$0.03 million, or 0.24 US cents per diluted share. This was significantly lower than second quarter 2002 and first quarter 2003 primarily due to the non-cash stock-based compensation cost for employee options issued in 2001 which are variable accounted for. From Table 1, net income before the two non-cash charges was US$0.73 million, which would have been an improvement of 15.7% over the previous quarter and 5.0% over the same quarter last year.

The unconsolidated affiliates in India and Thailand also continued to show improvement with losses halved from US$0.16 million in the first quarter to US$0.08 million this quarter, narrowing for the tenth consecutive quarter.

Cash Flow and Cash Balance

Cash generated from operations was US$3.2 million this quarter and US$6.5 million year-to-date. US$1.5 million was utilized for capital expenditure and US$2.0 million for repayment of borrowings and capital leases, leaving a net cash surplus of US$3.0 million year-to-date. Cash balance stood at US$23.0 million as at June 30, 2003.

Growth Strategies

Pacific Internet has been executing the following strategies to grow the business further:

  Focus on broadband
  Grow the corporate market
  Expand the regional businesses
  Introduce innovative services and solutions
  Leverage international partnerships

Tan Tong Hai, President and CEO of Pacific Internet, said, "We have been executing these strategies and it has paid off in revenues and profits growth in the broadband, corporate segment and regional business. This quarter, we have achieved encouraging revenue growth of 61.4% in our broadband segment. In particular, Australia been advancing fast, doubling its broadband subscriber base from a year ago. Pacific Internet as a group will also continue to pursue higher value regional accounts that can leverage our unique advantage of a regional presence for their regional business communications."

Business Outlook

Pacific Internet believes that the broadband segment will continue to be the fastest growing segment. Besides the stronger markets of Singapore and Hong Kong, Australia is rapidly growing its broadband business. Overall, access revenues from dial-up, broadband and leased line will still be the majority at about 80% of the Group's total revenues.

In addition, as demonstrated in the earlier half of 2003, Pacific Internet will continue to introduce new value-added services to expand the corporate business segment. However, these new revenue streams may not have material revenues this year as they are still in their infancy.

Pacific Internet is unable to quantify the impact of stock-based compensation cost for certain employee stock options due to variable accounting on the Group's net income, until the end of each quarter. Depending on the closing stock price at the end of each quarter, this cost may have a positive or negative impact on the Group's net income.

The economic and market conditions and gross margin continue to be challenging and uncertain in some of the markets that Pacific Internet operates in. For the full year of 2003, barring any unforeseen circumstances and before taking into account the non-cash employee stock options charge that fluctuates from quarter to quarter, Pacific Internet expects to end the year with better net income than that of year 2002.

Conference Call and WebCast

Management will host a conference call to discuss the quarter's results:

Singapore Time:	Thursday, August 7, 2003 @ 0700 hrs
US Eastern Time:	Wednesday, August 6, 2003 @ 1900 hrs
Dial in number:	Within US: 1-800-915-4836 (toll free) International: +1-973-317-5319

The call will also be webcast "live" via the Internet at the following website: http://www.pacnet.com/investor/.

Detailed financial statements together with management's discussion and analysis are available on the Investor Relations website at http://www.pacnet.com/investor/.

The financial statements in this report are in conformity with US GAAP.
For convenience, Singapore dollar amounts have been translated into US dollar amounts at the exchange rate of S$1.7608 to US$1.00. [Conversion rate as at June 30, 2003 from the Federal Reserve Bank of New York]

About Pacific Internet Limited

Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest telco-independent Internet service provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In 1999, the Group became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of our customers. For more information, please visit us at http://www.pacnet.com.

Investor Contact: Khoo Seok Teng (65) 9623 1567 investor@pacific.net.sg	Asian Media Contact: Mervin Wang (65) 9798 6077 mervin.wang@pacific.net.sg	US Media Contact: Mark Kollar (212) 896-1201 mark.kollar@cubitt.com

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, some of which may be identified by the use of words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies.

In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Management's Discussion and Analysis
For the Quarter Ended June 30, 2003

Basis of Presentation

The accompanying unaudited consolidated financial information have been determined in accordance with generally accepted accounting principles (“GAAP”) in the United States of America. Operating results for the quarter ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. The Management’s Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

In the following discussion, Pacific Internet Limited (the “Company”) and its consolidated subsidiaries are collectively referred to as the “Group” or “PacNet”.

Overview

PacNet is Asia's largest telco-independent Internet service provider ("ISP") by geographic reach. It provides reliable Internet access and value-added services to individuals and businesses across seven countries - Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced ISPs in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has over 416,000 paying subscribers.

PacNet's primary service offerings include basic Internet access services through dial-up, broadband and leased lines and value-added services like web-hosting, e-commerce services, email paging, webmail access, online gaming, email outsourcing, managed security, VPN (virtual private network), international roaming and many others.

PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence (POP) in seven countries. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

PacNet's goal is to continue building on its strong position in the Asia-Pacific Internet access market and leverage on its regional presence by:

  providing reliable and responsive customer experience;
  focusing on high growth areas like broadband, including gaining access to a variety of broadband infrastructures like DSL, cable broadband and the possibility of powerline high speed access;
  exploiting our regional network coverage to provide one-stop service to regional corporate customers; and
  leveraging on the scale of the existing customer base and infrastructure to up-sell innovative and higher value-added services to improve the Group's profitability.

Discussion of Results of Operations

Net revenues for the second quarter of 2003 was S$41.7 million (US$23.7 million). Year on year, the increase was 2.8% or S$1.1 million (US$0.6 million). Quarter on quarter, net revenues increased 6.5% or S$2.5 million (US$1.4 million). In this quarter, stock-based compensation cost was S$1.2 million (US$0.7 million) for certain employee options which are variable accounted for1. Despite this S$1.2 million (US$0.7 million) increase in non-cash charges, the Group ended the quarter with a net profit of S$0.l million (US$0.03 million).

The following is a summary of the Group's net profit before and after adjusting for stock-based compensation and cumulative effect adjustment - net of tax pertaining to asset retirement obligation charge.2

  1 Refer to detailed explanation under "Staff Costs".
  2 Refer to detailed explanation under "Cumulative Effect Adjustment".
Pacific Internet Limited	Quarter ended			Year to date Jun 30,
Summary of unaudited consolidated statement of operations	March 31, 2003	June 30, 2002	June 30, 2003	2002	2003
	S$'000
Net Income	196	1,185	57	1,602	253
Non-cash charges
Stock-based compensation costs	690	34	1,223	181	1,913
Cumulative effect adjustment - net of tax 2	220	-	-	-	220
Net income before non-cash charges	1,106	1,219	1,280	1,783	2,386
	US$'000
Net Income	110	673	32	913	142
Non-cash charges
Stock-based compensation costs	392	19	695	103	1,087
Cumulative effect adjustment - net of tax 2	125	-	-	-	125
Net income before non-cash charges	627	692	727	1,016	1,354

Revenues

In this quarter, broadband continued to lead the Group's revenue growth. This trend is expected to continue in the near future as users continue to migrate to higher speed broadband services at more affordable prices. Despite this, in some countries in which the Group operates, dial-up is still the primary source of Internet access, especially where broadband services are not widely available and / or affordable.

Year on year, the 2.8% growth in net revenues was from broadband and value-added services, partially set off by reductions in dial-up, leased lines and air ticket commissions. Quarter on quarter, both broadband and dial-up contributed to the 6.5% increase in net revenues.

Dial-up Access

Dial-up access revenues for the quarter decreased S$2.8 million (US$1.6 million) or 17.7% when compared to the corresponding period in 2002. The Group ended the quarter with 353,600 dial-up subscribers, a 4.8% reduction when compared to the same quarter last year. As noted in the past quarters, the Group's more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband.

Compared to last quarter, dial-up revenues increased S$0.9 million (US$0.5 million) or 7.3% even though subscriber base for consolidated companies registered a quarter on quarter decrease of 1.3%. The Group experienced a slow down in the migration of dial-up customers in this quarter. The increase in revenues quarter on quarter was mainly from time-based subscribers who surfed in excess of hours subscribed. This is termed "excess hours revenue". The increase in surfing traffic was observed during April and May when the Severe Acute Respiratory Syndrome ("SARS") situation was at its peak. During that period, there was general self-imposed home quarantine in Singapore, which led to increased Internet usage and hence higher excess hours revenue from time-based services.

The following table summarizes the dial up customers by geography :

Dial-up subscriber base by geography*	Jun 2003	Mar 2003	June 2002
Singapore & Malaysia	144,700	151,400	185,700
Hong Kong	87,600	85,300	76,400
Australia	37,800	38,000	38,300
Philippines	65,000	64,800	60,900
Total for consolidated companies	335,100	339,500	361,300
India & Thailand**	18,500	21,700	10,300
Total	353,600	361,200	371,600
  * All numbers are rounded to the nearest 100.
  ** Results of India and Thailand operations are equity accounted for.

Broadband Access
Currently, PacNet provides high-speed and high-capacity broadband access services using the Digital Subscriber Line ("DSL") technology in five countries - Singapore, Hong Kong, Australia, the Philippines and Thailand.

Broadband revenue was S$16.0 million (US$9.1 million) this quarter, 61.4% increase over the same quarter last year. As of June 30, 2003, the Group had 49,000 broadband subscribers, a 89.9% increase over the same quarter last year. Compared to last quarter, revenue grew S$1.6 million (US$0.9 million) or 11.1% while subscriber base increased 12.1%.

The following table summarizes the broadband customers by geography :

Broadband subscriber base by geography*	Jun 2003	Mar 2003	June 2002
Singapore & Malaysia	29,900	27,400	17,000
Hong Kong	11,800	10,500	6,400
Australia	7,100	5,700	2,400
Philippines	100	100	-
Total for consolidated companies	48,900	43,700	25,800
Thailand**	100	100	-
Total	49,000	43,800	25,800
  * All numbers are rounded to the nearest 100.
  ** Results of India and Thailand operations are equity accounted for.

In this quarter, broadband contributed 38.4% of the Group's revenue, a significant increase from 24.5%, one year ago. With the increasing popularity of high bandwidth multimedia applications and on-line entertainment and the increasing availability of broadband to home users, the Group expects demand for broadband services to continue on its upward trend.

Leased Line Access
Leased line services are provided to corporate customers and include a wide array of Internet options that are tailored to the customers' requirements. In this quarter, leased line revenue decreased 11.9% when compared to the corresponding quarter last year. The reduction in average revenue per user ("ARPU") for leased line in Hong Kong was the main reason for this decrease in revenues. Quarter on quarter, leased line revenue decreased 0.8%. With the economic slowdown, corporations, especially small and medium enterprises, are either reducing their existing leased line's capacity or turning to more affordable corporate broadband alternatives.

The following table summarizes the leased line customers by geography :

Leased line subscriber base by geography*	Jun 2003	Mar 2003	June 2002
Singapore & Malaysia	700	700	600
Hong Kong	300	300	300
Australia	100	100	100
Philippines	100	100	100
Total for consolidated companies	1,200	1,200	1,100
India & Thailand**	200	200	100
Total	1,400	1,400	1,200
  * All numbers are rounded to the nearest 100.
  ** Results of India and Thailand operations are equity accounted for.

Value Added Services ("VAS")
The Group currently provides a variety of VAS to cater to the increasing needs of today’s Internet-savvy customers. VAS includes global roaming, web-hosting, anti-virus solutions and data services etc. Year on year, VAS revenue grew S$0.1 million (US$0.05 million) or 2.6%. Quarter on quarter, VAS revenue increased S$0.3 million (US$0.2 million) or 10.1%.

Commission revenue and other revenue
Commission revenue relates to travel commission generated by the Group’s travel arm – Safe2Travel Pte Ltd (“Safe2Travel”), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 (“EITF 99-19”), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this quarter, Safe2Travel earned total commission revenue of S$1.3 million (US$0.7 million), representing 5.0% of its gross ticket sales of S$24.3 million (US$13.8 million).

Although the commission revenues are recorded net, Safe2Travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the large balance of accounts receivable and payables in the Group’s balance sheet relative to its revenues and cost of sales. As of June 30, 2003, Safe2Travel’s accounts receivable and accounts payables were S$10.7 million (US$6.1 million) and S$6.3 million (US$3.6 million), respectively.

Year on year, commission revenue decreased 44.3%, a result of significant reductions in business travel due to the recent SARS situation. This was also the reason for the quarter on quarter reduction of S$0.3 million (US$0.2 million) or 19.8%. The SARS situation in Asia reached its peak in April and May 2003, and many companies and countries issued travel restrictions, especially for travel into and out of Asia. The situation has improved significantly since June, with encouraging signs of recovery in both business and leisure travel.

Other revenues increased by 4.4% to S$1.9 million (US$1.1 million) this quarter. This was mainly from higher inter-connect revenue due to higher Internet usage by the dial-up customers.

Operating Costs and Expenses

Cost of Sales
The Group’s cost of sales consists mainly of telecommunication costs in international leased circuits, leased line and ADSL wholesale charges, and monthly charges for the use of telephone lines to the Group’s modem pool. Year on year, cost of sales increased 13.3%, and gross margin was reduced from 59.8% to 55.7% this quarter. This reduction was caused by the shift in revenue mix from higher yield dial-up and leased line business to the lower yield broadband business.

Staff Costs
Staff costs for the quarter was S$13.4 million (US$7.6 million), representing an increase of S$1.7 million (US$1.0 million) or 14.9% when compared to the same quarter last year. Quarter on quarter, the increase was S$1.8 million (US$1.0 million) or 15.2%. This increase was largely a result of higher stock-based compensation costs.

The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Stock options granted after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issue 31. As of June 30, 2003, there are 206,800 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. Compensation costs recorded for these options in the quarter was S$1.2 million (US$0.7 million). No compensation costs were recorded for these options in the same quarter last year since they had zero intrinsic value then. This also explains for the significantly lower charge for the same quarter last year.

The total stock-based compensation cost recognised by the Group for the quarter was S$1.2 million (US$0.7 million). This was S$0.7 million (US$0.4 million) for the last quarter and S$34,000 (US$19,000) for the same quarter last year.

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 29.2%, 28.0% and 28.7% for this quarter, last quarter and same quarter last year respectively. Staff productivity has also improved, as evidenced by the increase in revenue per employee per quarter. This was S$36,000 (US$20,000) the second quarter of last year to S$42,000 (US$24,000) this quarter.

Sales and Marketing Expenses
Sales and marketing expenses, which comprised largely of advertising and promotion expenses, increased 18.5% over the same quarter last year. Quarter on quarter, sales and marketing expenses increased 21.4%. This was due to the increased acquisition efforts for broadband subscriber growth, particularly in Australia. As a percentage of total revenue, the increase was only 0.6% to 4.6% this quarter.

Other General and Administrative Expenses
Other general and administrative expenses consisted mainly of travelling expenses, office expenses and professional and consultancy fees. Year on year, these expenses reduced 11.2% whilst quarter to quarter, it increased 4.9%. The Group continues to monitor this closely to ensure that increase in these expenses is at a slower rate than revenues. As a percentage of total revenues, this was 10.2%, 10.4% and 11.8% for this quarter, last quarter and last year respectively.

Depreciation and Amortization
Depreciation and amortization was S$2.6 million (US$1.5 million), which registered a year on year decline of 14.5% and a quarter on quarter decline of 8.0%. With increase in revenues and careful management of capital expenditures, depreciation and amortisation as a percentage of revenues decreased from 7.5% one year ago to 6.2% this quarter.

Allowance for Doubtful Accounts Receivable
Allowance for doubtful accounts receivable as a percentage of gross revenues was 1.4% this quarter compared to 2.0% one year ago. Improvement in collections and receivables aging are the main reasons for this reduction.

Other income (expenses)
Other expenses comprised largely of equity in losses of unconsolidated affiliates, gain on foreign exchange and others, which includes gain from the sale of short term investment and government grant received.

Equity in losses of unconsolidated affiliates comprises losses incurred by the Group’s operations in Thailand and India. These have been decreasing over the last 2 years. In this quarter, losses reduced further to S$0.1 million (US$0.08 million), an improvement of 48.8% over the last quarter.

Cumulative Effect Adjustment
In July 2001, the FASB issued SFAS 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

SFAS 143 is effective from January 1, 2003, and the charge for the cumulative effect up to December 31, 2002 recognised by the Group in the first quarter of 2003 was S$0.2 million (US$0.1 million).

The depreciation and accretion charge for the second quarter of 2003 was S$3,000 (US$2,000) and S$1,000 (US$600) respectively. They have been included under Other General and Administrative Expenses and Depreciation and Amortization Expenses respectively.

Liquidity and Capital Resources

As of June 30, 2003, the Group held cash and cash equivalents of S$40.2 million (US$23.0 million). Operating activities in the first 6 months of 2003 generated cash of S$11.5 million (US$6.5 million). Of this, S$2.7 million (US$1.5 million) was used in investing activities, which were mainly acquisition of fixed assets. As the Group generated significantly more net cash surplus last year, it decided to fully repay an interest-bearing loan to an affiliate of the Group last quarter. This resulted in S$3.6 million (US$2.0 million) cash used in financing activities, leaving a net cash surplus of S$5.2 million (US$3.0 million).

Critical accounting policies and estimates

PacNet’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition
PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”), as amended and other related guidance. SAB 101 requires four basic criteria to be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management’s judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Network service costs
Access to Internet for customers outside of our base of owned point-of-presence (“POPs”) is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet’s network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with telecom companies and the frequency of disputes.

Bad debt
PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets
Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represents capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes
PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet were to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies
PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

On December 6, 2001, a class action lawsuit (“IPO Allocation Suit”) was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company’s former directors and officers as well as against the underwriters who handled the Company’s February 5, 1999 initial public offering (“IPO”). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company’s securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company’s IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company is required under the MOU. There can be no assurance that the MOU will result in a formal settlement or that the Court will approve the settlement that the MOU sets forth.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the MOU does not result in a formal settlement approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements within the meaning of the "Private Securities Litigation Reform Act of 1995", some of which may be identified by the use of words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies.

In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of June 30, 2003 With Comparative Amounts from December 31, 2002

	31-Dec-02	30-Jun-03	30-Jun-03
	S$'000	S$'000	US$'000

Cash and cash equivalents	35,179	40,422	22,957
Accounts receivable - net	29,059	27,450	15,590
Short term investment	250	-	-
Other receivables	9,541	9,812	5,572
Inventories	482	381	216

Total current assets	74,511	78,065	44,335

Investments	204	6	3
Fixed assets and website development costs- net	21,121	19,287	10,953
Goodwill and intangible assets - net	27,568	28,658	16,276
Other non-current assets	6,610	7,009	3,981

Total non-current assets	55,503	54,960	31,213

TOTAL ASSETS	130,014	133,025	75,548

Bank borrowings	3,236	3,048	1,731
Accounts payable	12,730	13,927	7,909
Other payables	41,662	38,776	22,022
Current portion of capital lease obligations	498	477	271

Total current liabilities	58,126	56,228	31,933

Capital lease obligations, less current portion	810	764	434
Other non-current and deferred liabilities	2,410	1,871	1,063

Total non-current liabilities	3,220	2,635	1,497

Minority interest	2,760	2,907	1,651

Shareholders' equity
Ordinary shares, S$2 par value	25,631	26,016	14,775
Additional paid-in capital and deferred compensation	92,359	95,049	53,980
Accumulated deficit and other comprehensive income	(52,082)	(49,810)	(28,288)

Total shareholders' equity	65,908	71,255	40,467

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	130,014	133,025	75,548

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Year ended June 30,

	Mar 31, 2003	Jun 30, 2002	Jun 30, 2003	2002	2003
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	12,149	15,835	13,032	31,511	25,181
Broadband access	14,416	9,922	16,019	17,919	30,435
Leased line access	5,913	6,658	5,867	13,454	11,780
Value added services	3,244	3,482	3,573	6,280	6,817
Commission revenues	1,606	2,313	1,288	4,639	2,894
Other revenues	1,831	2,338	1,912	4,498	3,743

Total net revenues	39,159	40,548	41,691	78,301	80,850

Operating costs and expenses
Cost of sales	17,356	16,286	18,455	31,292	35,811
Staff costs	11,637	11,668	13,403	22,874	25,040
Sales & marketing	1,576	1,614	1,913	3,246	3,489
Other general & administrative	4,064	4,801	4,263	9,046	8,327
Depreciation & amortization	2,821	3,034	2,594	6,619	5,415
Allowance for doubtful accounts receivable	628	794	581	1,277	1,209

Total operating expenses	38,082	38,197	41,209	74,354	79,291

Operating income	1,077	2,351	482	3,947	1,559

Other income (expenses)
Net interest expenses	(2)	(98)	65	(198)	63
Net gain (loss) on foreign currency	202	(44)	233	37	435
(Loss) gain on disposal of fixed assets	(3)	75	(2)	91	(5)
Equity in loss of unconsolidated affiliates	(289)	(410)	(148)	(901)	(437)
Others	27	206	252	315	279

Total other (expenses) income	(65)	(271)	400	(656)	335

Income before income taxes and minority interest	1,012	2,080	882	3,291	1,894
Provision for income taxes	(595)	(852)	(679)	(1,614)	(1,274)

	417	1,228	203	1,677	620

Cumulative effect adjustment - net of tax	(220)	-	-	-	(220)
Minority interest in loss of consolidated subsidiaries	(1)	(43)	(146)	(75)	(147)

Net income	196	1,185	57	1,602	253

Net income per share - basic	$0.0152	$0.09	$0.0044	$0.13	$0.0196

Net income per share - diluted (1)	$0.0150	$0.09	$0.0043	$0.13	$0.0192

Weighted average number of shares outstanding - basic	12,873,500	12,815,066	12,997,891	12,815,066	12,935,695

Weighted average number of shares outstanding - diluted (1)	13,039,960	12,815,066	13,274,806	12,815,066	13,174,010

(1)	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Year ended June 30,

	Mar 31, 2003	Jun 30, 2002	Jun 30, 2003	2002	2003
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	6,900	8,993	7,401	17,896	14,301
Broadband access	8,187	5,635	9,098	10,177	17,285
Leased line access	3,358	3,781	3,332	7,641	6,690
Value added services	1,842	1,978	2,029	3,567	3,871
Commission revenues	912	1,314	731	2,635	1,643
Other revenues	1,040	1,328	1,086	2,555	2,126

Total net revenues	22,239	23,029	23,677	44,471	45,916

Operating costs and expenses
Cost of sales	9,857	9,249	10,481	17,771	20,338
Staff costs	6,609	6,627	7,612	12,991	14,221
Sales & marketing	895	917	1,086	1,843	1,981
Other general & administrative	2,308	2,727	2,421	5,137	4,729
Depreciation & amortization	1,602	1,723	1,473	3,759	3,075
Allowance for doubtful accounts receivable	357	451	330	725	687

Total operating expenses	21,628	21,694	23,403	42,226	45,031

Operating income	611	1,335	274	2,245	885

Other income (expenses)
Net interest expenses	(1)	(56)	37	(112)	36
Net gain (loss) on foreign currency	115	(25)	132	21	247
(Loss) gain on disposal of fixed assets	(2)	43	(1)	52	(3)
Equity in loss of unconsolidated affiliates	(164)	(233)	(84)	(512)	(248)
Others	15	117	143	179	158

Total other (expenses) income	(37)	(154)	227	(372)	190

Income before income taxes and minority interest	574	1,181	501	1,873	1,075
Provision for income taxes	(338)	(484)	(386)	(917)	(724)

	236	697	115	956	351

Cumulative effect adjustment - net of tax	(125)	-	-	-	(125)
Minority interest in loss of consolidated subsidiaries	(1)	(24)	(83)	(43)	(84)

Net income	110	673	32	913	142

Net income per share - basic	$0.0086	$0.0525	$0.0025	$0.0710	$0.0111

Net income per share - diluted (1)	$0.0085	$0.0525	$0.0024	$0.0710	$0.0109

Weighted average number of shares outstanding - basic	12,873,500	12,815,066	12,997,891	12,815,066	12,935,695

Weighted average number of shares outstanding - diluted (1)	13,039,960	12,815,066	13,274,806	12,815,066	13,174,010

(1)	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

(2)	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of June 30, 2003, which was S$1.7608 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Six Months Ended June 30, 2003 With Comparative Amounts from June 30, 2002

	Six months ended June 30,

	2002	2003	2003
	S$'000	S$'000	US$'000

OPERATING ACTIVITIES
Net income for the period	1,602	253	142
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	6,619	5,415	3,075
(Gain) loss on disposal of fixed assets	(91)	5	3
Fixed assets written off	186	1	1
Allowance for doubtful accounts receivable	1,277	1,209	687
Minority interest	75	147	84
Provision for income taxes	16	(598)	(340)
Amortization of deferred compensation	185	1,913	1,086
Equity in loss of unconsolidated affiliates	901	437	248
Gain on disposal of quoted equity investments	-	(9)	(5)
Cumulative effect adjustment - net of tax	-	220	125
Changes in non-cash working capital items:
Accounts receivable	(4,889)	400	227
Prepaid expenses and other assets	(66)	(536)	(304)
Inventories	(202)	101	58
Accounts payable	2,939	1,197	680
Other payables / receivables	(1,010)	1,322	751

Cash provided by operating activities	7,542	11,477	6,518

INVESTING ACTIVITIES
Acquisition of fixed assets	(2,404)	(2,082)	(1,182)
Proceeds from sale of fixed assets	171	67	38
Sale of short term investment	-	250	142
Sale of quoted equity investments	-	207	118
Purchase of intangible assets	-	(112)	(64)
Investment in affiliates	-	(430)	(244)
Loan to affiliates	(180)	(558)	(317)

Cash used in investing activities	(2,413)	(2,658)	(1,509)

FINANCING ACTIVITIES
Bank borrowings (repayments)	(732)	(215)	(122)
Repayment of loans from affiliates	(1,150)	(4,250)	(2,414)
Capital lease obligations	(451)	(273)	(155)
Proceeds from issuance of ordinary shares	-	1,162	660

Cash used in financing activities	(2,333)	(3,576)	(2,031)

Increase in cash and cash equivalents	2,796	5,243	2,978

Cash and cash equivalents at beginning of period	24,001	35,179	19,979

Cash and cash equivalent at end of period	26,797	40,422	22,957